May 22, 2025

Ameet Patel
Principal Executive Officer
Bally's Chicago, Inc.
100 Westminster Street
Providence, RI 02903

       Re: Bally's Chicago, Inc.
           Amendment No. 7 to
           Registration Statement on Form S-1
           Filed April 23, 2025
           File No. 333-283772
Dear Ameet Patel:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.

Amended Registration Statement on Form S-1
General

1. We note your revised disclosure regarding the criteria investors are required to meet to participate in this offering. Given that under the Host Community Agreement,
       Bally's Chicago OpCo, as developer, committed that 25% of the project equity will be owned by minority individuals and minority-owned and controlled businesses, please clarify how you intend to conduct this offering consistent with the terms of the agreement, including disclosure of the material risks of non-compliance and providing cross-references to the relevant risk factors. Include whether, for example, investors will be required to meet certain criteria to participate in this offering or you intend to provide preferential allocations to certain investors, including any criteria you will use
 May 22, 2025
Page 2

       for such allocations. In this regard we note that the subscription agreement continues to require potential purchasers to represent that they satisfy the class A qualification criteria, and the amended and restated articles of incorporation to be in effect prior to the closing of this offering states that class A interests may be issued only to, and registered only in the name of, individuals or entities that satisfy the class A qualification criteria. We also note you disclose that you intend to provide preferential allocation to Chicago residents and Illinois residents. Lastly, please add back the disclosure describing the ownership requirements in the Illinois Gambling Act and how you intend to meet those requirements going forward.
2. We note the removal of the disclosure from the cover page regarding the transfer restrictions defining "permitted transferees." Please revise the cover page and the discussion of permitted transferees on page 182 to describe the restrictions on transfers, consistent with Section 4.5 of Exhibit 3.2.
Legal Proceedings, page 149

3. We partially reissue prior comment 2. Please revise to address specifically any impact on the investors in this offering that may result from the potential outcomes of the litigation. Please ensure your disclosure addresses potential outcomes that may occur either before or after the closing of the offering. Where you discuss the possibility that you could be found liable for monetary damages, please expand to indicate whether this could include punitive damages. We direct your attention to Item 103 of
       Regulation S-K, which allows for the information to be provided by cross-reference to the risk factor disclosure.
        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Senet Bishoff, Esq.